

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via E-mail
Pedro Arnet
Executive VP & CFO
MercadoLibre, Inc.
Arias 3751, 7th Floor
Buenos Aires, C1430CRG, Argentina

> **Re:** **MercadoLibre, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33647**

Dear Mr. Arnet:

We have reviewed your letter dated May 23, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 9, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Foreign Currency Translation, page 49

1. We note in your response to prior comment 1 you state that there is no legal prohibition in Venezuela in connection with dividend distributions. However, it appears based on your response that the only means by which you are currently able to obtain U.S. dollars to make dividend distributions is through the CADIVI. Please clarify whether this is the case, and if so, tell us what consideration you gave to disclosing this. In addition, we note

that no dividends were declared by your Venezuelan subsidiary during fiscal 2012. Please explain why and to the extent this is due to potential delays in obtaining CADIVI approval in a timely manner, tell us whether you considered addressing the impact this process may have on your liquidity. Lastly, please tell us what consideration you gave to disclosing the factors that you provide in your response regarding the reasons why you expect that the current restrictions will not have a material adverse effect on your overall business plan in the long run.

2.   We note in your response to prior comment 2 you state that because of the manner in which foreign exchange regulations have been implemented by the Venezuelan government as of the date of your Form 10-K for the year ended December 31, 2012, it did not imply the deconsolidation risk to be a material risk at the time of that filing. Please explain to us the specific factors that you considered as it relates to deconsolidation risk and describe further the factors that were in place at December 31, 2011, which indicated deconsolidated was a significant risk at such time.

Results of Operations

Year Ended December 31, 2012 compared to year ended December 31, 2012, Page 61

3.   We note your response to prior comment 3 where you indicate that the various service categories that make up your revenue streams such as ad sales, real estate, motors, off platform payment fees, and financing fees represent, on an individual basis, a small percentage of your net revenues. However, we note your disclosure on page 61 that non-marketplace revenues from financing and off-platform payments grew 37% in the year ended December 31, 2012 as compared to the same period in 2011, mainly as a consequence of a 36.2% increase in total payments volume paid using MercadoPago. Please clarify the dollar value of revenues generated from financing and off-platform payment fees and tell us what consideration you gave to also separately disclosing these revenues considering you disclose other metrics relating to these revenue sources. Please also tell us what consideration you gave to including this disclosure in your segment discussion.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 26, 2013)

Executive Compensation, page 21

4.   In the first two bullet points on page 27, you disclose certain company performance measures that are based on adjustments "as determined by the compensation committee." In future filings, please revise to disclose how the adjustments are calculated so that your disclosure complies with Instruction 5 to Item 402(b) of Regulation S-K.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Marcelo Melamud
        Chief Accounting Officer